                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-58647

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 20, 1998)

                                  $500,000,000
                             [DELTA AIRLINES LOGO]

                         8 1/8% NOTES DUE JULY 1, 2039
                            ------------------------
     The Notes bear interest at the rate of 8 1/8% per year. Interest on the Notes is payable quarterly on January 1, April 1, July 1 and October 1 of each year, beginning on October 1, 1999. The Notes will mature on July 1, 2039. Delta Air Lines, Inc. can redeem the Notes, in whole or in part, on or after July 1, 2004.

     Delta intends to list the Notes on the New York Stock Exchange under the trading symbol "DNT" and expects trading in the Notes on the New York Stock Exchange to begin shortly after the original issue date.

                                                                PER NOTE       TOTAL
                                                                --------    ------------
Public offering price(1)....................................    $  25.00    $500,000,000
Underwriting discount.......................................    $ 0.7875    $15,750,000
Proceeds to Delta...........................................    $24.2125    $484,250,000

---------------

(1) Interest will accrue from the date of the original issuance of the Notes, which is expected to be July 16, 1999.

     The underwriters may, under the terms of the pricing agreement relating to the Notes, purchase up to an additional $75,000,000 principal amount of Notes, at the initial public offering price less the underwriting discount.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

     The Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about July 16, 1999.
                             ---------------------

                               JOINT BOOKRUNNERS

MERRILL LYNCH & CO.                                   MORGAN STANLEY DEAN WITTER
                             ---------------------
A.G. EDWARDS & SONS, INC.
              GOLDMAN, SACHS & CO.
                              PAINEWEBBER INC.
                                           PRUDENTIAL SECURITIES
                                                     SALOMON SMITH BARNEY
                             ---------------------
                        INTERNET DISTRIBUTION OFFERED BY

                           DISCOVER BROKERAGE DIRECT
                             ---------------------
            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JULY 14, 1999.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

Information about Delta.....................................   S-3
Interim Financial Information...............................   S-3
Description of Notes........................................   S-6
Underwriting................................................   S-8
Validity of Notes...........................................  S-10
Experts.....................................................  S-10

                                   PROSPECTUS

Where You Can Find More Information.........................    2
The Company.................................................    3
Use of Proceeds.............................................    3
Ratio of Earnings to Fixed Charges..........................    3
Description of Debt Securities..............................    3
Plan of Distribution........................................    9
Validity of the Debt Securities.............................   10
Experts.....................................................   10

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Delta and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Delta and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the respective dates of such documents. Delta's business, financial condition, results of operations and prospects may have changed since such dates.

     The following information concerning Delta and the Notes supplements, and should be read in conjunction with, the information contained in the accompanying prospectus. Capitalized terms used in this prospectus supplement have the same meanings as in the accompanying prospectus.

                            INFORMATION ABOUT DELTA

     Delta is a major airline engaged in domestic and foreign air transportation. We are one of the largest air carriers of passengers, property and mail in the United States. We provide scheduled air transportation over a network of routes throughout the United States, and between the United States and other countries in North America, South America, Europe and Asia. We operate hubs at Atlanta, Cincinnati, Dallas/Fort Worth and Salt Lake City. We also operate an international gateway at New York's Kennedy Airport and a Pacific gateway in Portland, Oregon.

     Delta is incorporated under the laws of the State of Delaware. Our principal executive offices are located at Hartsfield Atlanta International Airport, Atlanta, Georgia 30320, and our telephone number is (404) 715-2600.

                         INTERIM FINANCIAL INFORMATION

     The following table sets forth certain summary financial information of Delta for the nine-month periods ended March 31, 1999 and March 31, 1998 and as of March 31, 1999 and June 30, 1998. The summary information as of and for the nine months ended March 31, 1999 and for the nine months ended March 31, 1998 is unaudited, but in the opinion of management, reflects all adjustments (consisting only of normal recurring items) necessary for a fair statement of results for the interim periods. The summary information as of June 30, 1998, has been derived from Delta's audited consolidated financial statements for the year then ended. The operating results for the nine-month period ended March 31, 1999 are not necessarily indicative of results to be expected for the full year. The summary information should be read in conjunction with the financial statements incorporated in the accompanying prospectus by reference.

                                                                 NINE MONTHS ENDED
                                                                    (UNAUDITED)
                                                              ------------------------
                                                              MARCH 31,      MARCH 31,
                                                                1999           1998
                                                              ---------      ---------
                                                               (DOLLARS IN MILLIONS)
OPERATING RESULTS
  Operating Revenues
     Passenger..............................................   $ 9,825        $ 9,517
     Cargo..................................................       424            441
     Other, net.............................................       505            419
                                                               -------        -------
          Total operating revenues..........................    10,754         10,377
                                                               -------        -------
  Operating Expenses
     Salaries and related costs.............................     3,721          3,618
     Aircraft fuel..........................................     1,006          1,160
     Depreciation and amortization..........................       692            625
     Other selling expenses.................................       567            507
     Passenger commissions..................................       650            729
     Contracted services....................................       566            513
     Landing fees and other rent............................       520            482
     Aircraft rent..........................................       437            411
     Aircraft maintenance materials and outside repairs.....       415            376
     Passenger service......................................       370            324
     Other..................................................       582            531
                                                               -------        -------
          Total operating expenses..........................     9,526          9,276
                                                               -------        -------
  Operating Income..........................................     1,228          1,101
  Income Before Income Taxes................................     1,216          1,053
  Net Income................................................   $   737        $   639
                                                               =======        =======
  Ratio of Earnings to Fixed Charges(1).....................      2.91           2.74

                                                              MARCH 31,      JUNE 30,
                                                                1999           1998
                                                              ---------      --------
                                                               (DOLLARS IN MILLIONS)
                                                                    (UNAUDITED)
FINANCIAL POSITION
  Assets
     Total current assets...................................   $ 2,740       $ 3,362
     Total property and equipment...........................    11,125         9,321
     Total assets...........................................    16,165        14,603
  Liabilities
     Total current liabilities..............................     5,236         4,577
     Total noncurrent liabilities...........................     5,766         5,079
     Total shareowners' equity..............................   $ 4,224       $ 4,023

                                                                 NINE MONTHS ENDED
                                                                    (UNAUDITED)
                                                              ------------------------
                                                              MARCH 31,      MARCH 31,
                                                                1999           1998
                                                              ---------      ---------
STATISTICAL SUMMARY
  Revenue Passengers Enplaned (thousands)...................    78,323         76,586
  Revenue Passenger Miles (millions)........................    77,272         74,104
  Available Seat Miles (millions)...........................   107,425        104,632
  Operating Margin..........................................      11.4%          10.6%
  Passenger Mile Yield......................................     12.71(cents)    12.84(cents)
  Operating Revenue Per Available Seat Mile.................     10.01(cents)     9.92(cents)
  Operating Cost Per Available Seat Mile....................      8.87(cents)     8.87(cents)
  Passenger Load Factor.....................................     71.93%         70.82%
  Breakeven Passenger Load Factor...........................     62.94%         62.63%
  Fuel Gallons Consumed (millions)..........................     2,034          1,985
  Average Price Per Fuel Gallon.............................     49.44(cents)    58.40(cents)
  Number of Aircraft in Fleet at End of Period(2)...........       671            561

---------------

(1) The Ratio of Earnings to Fixed Charges represents the number of times that fixed charges were covered by earnings. For purposes of computing the ratio of earnings to fixed charges, "earnings" represents net income plus the provision for income taxes (prior to any amortization of investment tax credit) and fixed charges, excluding capitalized interest and interest offset on Delta's Guaranteed Serial ESOP Notes. "Fixed charges" represents gross interest (which includes gross interest on the Guaranteed Serial ESOP Notes and capitalized interest) plus one-half of rentals which is considered representative of the interest factor.
(2) Fiscal year 1999 figures include the statistics of ASA Holdings, Inc.

     For the nine months ended March 31, 1999, Delta recorded unaudited consolidated operating income of $1.23 billion and net income of $737 million, compared to $1.10 billion and $639 million, respectively, for the comparable 1998 period. Delta's operating margin for the nine months ended March 31, 1999 was 11.4%, compared to 10.6% for the nine months ended March 31, 1998.

     Operating revenues for the nine months ended March 31, 1999 totaled $10.75 billion, a 4% increase from $10.38 billion for the nine months ended March 31, 1998. Passenger revenue rose 3% to $9.83 billion, reflecting a 4% increase in revenue passenger miles, offset by a decrease of 1% in passenger mile yield.

     Domestic passenger revenue rose 3% to $8.11 billion, reflecting 3% growth in domestic revenue passenger miles and a less than 1% increase in domestic passenger mile yield. Domestic revenue passenger mile growth is primarily due to generally favorable economic conditions, the reallocation of assets to higher demand markets, and increased traffic (including the effects of a pilot strike at one airline in September 1998 and a pilot job action at another airline in February 1999). The slight rise in domestic passenger mile yield is due to the domestic business fare increase implemented during September 1997, improved revenue management models, and the reallocation of assets to higher return markets, partially offset by Delta's matching of "sale" fares offered by a competitor during the December 1998 quarter following a pilot strike at that airline, and increased competition from a low-fare carrier in one of Delta's major hubs.

     International passenger revenue grew 3% to $1.72 billion, reflecting an increase in international revenue passenger miles of 9%, offset by a 5% decline in international passenger mile yield. The increase in revenue passenger miles reflects Delta's continued international expansion. The decline in passenger mile yield is primarily due to increased competitive pressures resulting from industry-wide capacity increases on Atlantic and Latin American routes and the combination of lower business demand on Pacific routes resulting from the Asian economic slowdown and an increase in industry-wide capacity in the U.S.-Japan market.

     Operating expenses for the nine months ended March 1999 totaled $9.53 billion, an increase of 3% compared to the nine months ended March 1998. Operating capacity increased 3% to 107.42 billion available seat miles. Salaries and related costs increased 4% primarily due to a 7% growth in average full-time equivalent employees and a 2% general salary increase effective January 1, 1999, partially offset by a decrease in pension expense, mainly due to the effect of accumulated returns on pension plan assets. Headcount increased in the areas of in-flight service, airport customer service, technical operations and reservations, consistent with Delta's customer service initiatives. Aircraft fuel expense decreased 13% as the average fuel price per gallon fell 15% to
49.44 cents, partially offset by a 3% increase in fuel gallons consumed. Depreciation and amortization expense increased 11%, largely due to the acquisition of additional flight and ground equipment, partially offset by the increase in the depreciable lives of certain aircraft types.

     Other selling expenses increased 12%, mainly the result of higher credit card service charges, booking fees and advertising and promotion expense. Passenger commissions declined 11% due to lower effective commission rates, partially offset by higher passenger revenue. Contracted services expense was up 10% due to increased information technology costs, as well as rate increases in ground-handling and cabin-cleaning contracts and expanded operations in new and existing markets. Landing fees and other rent rose 8% due to higher facility rents at certain locations and new operating leases. Aircraft rental expense increased 6% as a result of an increased number of leased aircraft. Aircraft maintenance expense rose 10% due to the timing of scheduled heavy maintenance visits, the expiration of certain engine warranties, and other costs associated with the maturation of the fleet. Passenger service expense grew 14%, primarily the result of higher food costs associated with increased passenger traffic and product enhancements. Other costs were 11% higher, reflecting higher expenses associated with customer loyalty programs, supplies, and communications costs, partially offset by lower insurance costs.

                              DESCRIPTION OF NOTES

     Set forth below is a description of the specific terms of the Notes. This description supplements, and should be read together with, the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus under the caption "Description of Debt Securities." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus.

GENERAL

     The Notes will be issued as a separate series of Debt Securities under the Indenture and will be limited in aggregate principal amount to $500,000,000 (subject to increase up to $575,000,000 if the underwriters' option to purchase additional Notes is exercised in full).

     The Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on July 1, 2039. The Notes are not subject to any sinking fund provision.

     The Notes are available for purchase in denominations of $25 and integral multiples of $25.

     The Notes will be subject to defeasance and covenant defeasance as described under "Description of Debt Securities -- Defeasance" in the accompanying prospectus.

     The Notes do not contain any limitation or restriction on Delta's ability to incur debt or liens or any financial or operating covenants or restrictions.

INTEREST

     Each Note will bear interest at 8 1/8% per year from the date of original issuance, payable quarterly on January 1, April 1, July 1 and October 1 of each year (each, an "Interest Payment Date") to the person in whose name such Note is registered at the close of business on the fifteenth calendar day of the month preceding the respective Interest Payment Date. The first Interest Payment Date is October 1, 1999. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any Interest Payment Date is not a business day, then payment of the interest will be made on the next business day (without any interest or other payment in respect of any such delay).

OPTIONAL REDEMPTION

     Delta has the right to redeem the Notes, in whole or in part, from time to time, on or after July 1, 2004, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest to the redemption date.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as the Depositary for the Notes. The Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global Notes will be issued, representing in the aggregate the total principal amount of Notes, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the NYSE, AMEX and NASD. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the SEC.

     Purchases of Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of Notes (such purchaser a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Notes. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that:

     - DTC notifies Delta that it is unwilling or unable to act as Depositary;

     - DTC ceases to be registered under the Exchange Act as a clearing agency;

     - Delta decides that Beneficial Owners may exchange their ownership interests for such certificates; or

     - there shall have occurred an Event of Default or an event which with notice or lapse of time or both would constitute an Event of Default.

     DTC will have no knowledge of the actual Beneficial Owners of the Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices will be sent to DTC. If less than all of the Notes are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in the Notes in accordance with its procedures.

     Although voting with respect to the Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to Delta as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC, Delta or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of Delta, disbursements of such payments to Direct Participants is the responsibility of DTC and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of an interest in a global Note will not be entitled to receive physical delivery of Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Note.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Delta believes to be reliable, but Delta takes no responsibility for the accuracy thereof. Delta has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                  UNDERWRITING

     Subject to the terms and conditions of the Pricing Agreement relating to the Notes, Delta has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from Delta, the respective principal amount of Notes set forth opposite its name below:

UNDERWRITER                                                   PRINCIPAL AMOUNT OF NOTES
-----------                                                   -------------------------
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........        $ 48,750,000
Morgan Stanley & Co. Incorporated...........................        $ 48,750,000
A.G. Edwards & Sons, Inc....................................        $ 47,500,000
Goldman, Sachs & Co.........................................        $ 47,500,000
PaineWebber Incorporated....................................        $ 47,500,000
Prudential Securities Incorporated..........................        $ 47,500,000
Salomon Smith Barney Inc....................................        $ 47,500,000
ABN AMRO Incorporated.......................................        $  5,000,000
BT Alex.Brown Incorporated..................................        $  5,000,000
Banc of America Securities LLC..............................        $  5,000,000
Robert W. Baird & Co. Incorporated..........................        $  5,000,000
Bear, Stearns & Co. Inc.....................................        $  5,000,000
CIBC World Markets Corp.....................................        $  5,000,000
Dain Rauscher Incorporated..................................        $  5,000,000
Donaldson, Lufkin & Jenrette Securities
             Corporation....................................        $  5,000,000
EVEREN Securities, Inc......................................        $  5,000,000
Fahnestock & Co. Inc........................................        $  5,000,000
First Union Capital Markets Corp............................        $  5,000,000
Legg Mason Wood Walker, Incorporated........................        $  5,000,000
Olde & Co., Incorporated....................................        $  5,000,000
Raymond James & Associates, Inc.............................        $  5,000,000
SG Cowen Securities Corporation.............................        $  5,000,000
The Robinson-Humphrey Company, LLC..........................        $  5,000,000
Tucker Anthony Incorporated.................................        $  5,000,000
U.S. Bancorp Piper Jaffray Inc..............................        $  5,000,000
Wachovia Securities, Inc....................................        $  5,000,000
Warburg Dillon Read LLC.....................................        $  5,000,000
Advest, Inc.................................................        $  2,500,000
BB&T Capital Markets, a division of
             Scott & Stringfellow...........................        $  2,500,000
J.C. Bradford & Co..........................................        $  2,500,000
Crowell, Weedon & Co........................................        $  2,500,000
D. A. Davidson & Co.........................................        $  2,500,000
Fidelity Capital Markets, A Division of National
             Financial Services Corp........................        $  2,500,000
Fifth Third Securities, Inc.................................        $  2,500,000
First Albany Corporation....................................        $  2,500,000
Gibraltar Securities Co.....................................        $  2,500,000
Gruntal & Co., L.L.C........................................        $  2,500,000
J.J.B. Hilliard, W.L. Lyons, Inc............................        $  2,500,000
Howe Barnes Investments, Inc................................        $  2,500,000
Wayne Hummer Investments LLC................................        $  2,500,000
Janney Montgomery Scott Inc.................................        $  2,500,000
Kirkpatrick, Pettis, Smith, Polian Inc......................        $  2,500,000

UNDERWRITER                                                   PRINCIPAL AMOUNT OF NOTES
-----------                                                   -------------------------
McDonald Investments Inc....................................        $  2,500,000
Mesirow Financial, Inc......................................        $  2,500,000
Morgan Keegan & Company, Inc................................        $  2,500,000
Parker/Hunter Incorporated..................................        $  2,500,000
Stephens Inc................................................        $  2,500,000
Stifel, Nicolaus & Company, Incorporated....................        $  2,500,000
Stone & Youngberg...........................................        $  2,500,000
SunTrust Equitable Securities Corporation...................        $  2,500,000
TD Securities (USA) Inc.....................................        $  2,500,000
Trilon International Inc....................................        $  2,500,000
Utendahl Capital Partners, L.P..............................        $  2,500,000
                                                                    ------------
          Total.............................................        $500,000,000
                                                                    ============

     In the Pricing Agreement, the Underwriters have agreed to purchase all of the Notes offered if any of the Notes are purchased. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as joint bookrunners.

     If the Underwriters sell more Notes than the principal amount set forth in the table above, the Underwriters have an option to buy up to an additional $75,000,000 principal amount of Notes from Delta to cover such sales. They may exercise that option for 15 days. If any Notes are purchased pursuant to this option, the Underwriters will severally purchase the Notes in approximately the same proportion as set forth in the table above.

     The following table shows the per Note and total underwriting discounts to be paid to the Underwriters by Delta. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase an additional $75,000,000 principal amount of Notes.

                                                                  NO          FULL
                                                               EXERCISE     EXERCISE
                                                              -----------  -----------
Per Note....................................................  $0.7875      $0.7875
Total.......................................................  $15,750,000  $18,112,500

     Delta will pay estimated expenses of $225,000 associated with the offering and sale of the Notes, excluding underwriting discounts.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and in part to certain securities dealers at such price less a concession not in excess of .50% per Note. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .48% per Note to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated (the "Representatives").

     The offer and sale by the Underwriters of the Notes is subject to the Underwriters having received and accepted the Notes from Delta. In addition, the Underwriters may, in their sole discretion, reject all or any part of any order for the Notes which is received by them. The Underwriters expect to deliver the Notes in New York, New York on the date indicated on the front cover page of this prospectus supplement in exchange for payment in immediately available funds. Discover Brokerage Direct Inc., an affiliate of Morgan Stanley & Co. Incorporated and facilitator of Internet distribution, is acting as a selected dealer in connection with the offering.

     Prior to this offering, there has been no public market for the Notes. Delta intends to list the Notes on the New York Stock Exchange under the symbol "DNT" shortly after the original issue date of the Notes. Such listing does not guarantee that a secondary market for the Notes will develop or that the Notes may be resold. Delta has been advised by the Representatives that they intend to make a market in the Notes. The Representatives will have no obligation to make a market in the Notes, however, and may cease market-making activities, if commenced, at any time. No assurance can be given that a secondary market for the Notes will develop or that the Notes may be resold.

     Delta has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purposes of preventing or retarding a decline in the market price of the Notes, and syndicate short positions involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from Delta in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the Notes sold in the offering for their account may be reclaimed by the syndicate if such Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     Some of the Underwriters engage in transactions with, and have performed services for, Delta in the ordinary course of business for which they have received customary compensation.

                               VALIDITY OF NOTES

     The validity of the Notes will be passed upon for Delta by Robert S. Harkey, Senior Vice President -- General Counsel of Delta, and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedules included or incorporated by reference in Delta's Annual Report on Form 10-K for the fiscal year ended June 30, 1998 and incorporated by reference in the accompanying prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

PROSPECTUS

                             DELTA AIR LINES, INC.

                                DEBT SECURITIES

                             ---------------------

     This Prospectus relates to the issuance of unsecured debt securities and other evidences of indebtedness ("Debt Securities") by Delta Air Lines, Inc. ("Delta" or the "Company").

ISSUANCE OF DEBT SECURITIES:

- Series may be periodically offered;

- Series may be denominated in U.S. dollars or other currencies or currency units;

- Prices and terms will be determined at the time of sale; and

- The total aggregate principal amount (or, in the case of Debt Securities issued at a discount, initial offering price) will not exceed US $1,583,881,000 (or the equivalent in foreign currencies or currency units).

FORMS THAT DEBT SECURITIES MAY TAKE:

- Registered form;

- Bearer form; or

- Global form.

     This Prospectus is accompanied by a Prospectus Supplement which includes additional information as to a particular series of Debt Securities. Sales of Debt Securities may not be consummated without both this Prospectus and a Prospectus Supplement.

                INFORMATION FOUND IN THE PROSPECTUS SUPPLEMENT:

- Aggregate principal amount of the series of Debt Securities
- Denominations
- Maturity
- Interest rate
- Time of interest payments
- Any terms for redemption
- Any terms for sinking fund payments
- Any listing on a national securities exchange
- Initial public offering price
- Names of any underwriters or agents
- Terms of any underwriting arrangements
- Amounts to be purchased by underwriters or agents
- Compensation of underwriters or agents

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell securities and it is not soliciting an offer to buy securities in any state where the offer or sale is not permitted.

                                 JULY 20, 1998

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any documents we file at the SEC's public reference room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information as well as the information included in this Prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") until we sell all the Debt Securities. This Prospectus is part of a registration statement we filed with the SEC.

- Annual Report on Form 10-K for the fiscal year ended June 30, 1997;

- Quarterly Reports on Form 10-Q for the quarters ended September 30, 1997, December 31, 1997 and March 31, 1998; and

- Current Report on Form 8-K dated April 30, 1998.

     You may request a copy of these filings (other than any exhibits unless specifically incorporated by reference into this Prospectus), at no cost, by writing or telephoning us at the following address:

         Delta Air Lines, Inc.
         Investor Relations Department (Dept. No. 829)
         P.O. Box 20706
         Atlanta, Georgia 30320
         (404) 715-2600

     You should rely only on the information incorporated by reference or provided in this Prospectus or any Prospectus Supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these Debt Securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of those documents.

                                  THE COMPANY

     Delta is a major airline engaged in domestic and foreign air transportation. We are one of the largest air carriers of passengers, property and mail in the United States. We provide scheduled air transportation over a network of routes throughout the United States, and between the United States and other countries in North America, Europe, the Middle East and Asia. We operate hubs at Atlanta, Cincinnati, Dallas/Fort Worth and Salt Lake City. We also operate an international gateway at New York's Kennedy Airport and a Pacific gateway in Portland, Oregon.

     Delta is incorporated under the laws of the State of Delaware. Our principal executive offices are located at Hartsfield Atlanta International Airport, Atlanta, Georgia 30320, and our telephone number is (404) 715-2600.

                                USE OF PROCEEDS

     Except as otherwise provided in the applicable Prospectus Supplement, the net proceeds to the Company from the sale of the Debt Securities offered hereby will be available for general corporate purposes, including, but not limited to, repayment of short-term or long-term indebtedness, capital expenditures, repurchases of common stock and acquisitions.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges represents the number of times that fixed charges were covered by earnings. For purposes of computing the ratio of earnings to fixed charges, "earnings" represents net income plus the provision for income taxes (prior to any amortization of investment tax credit) and fixed charges, excluding capitalized interest and interest and interest offset on the Guaranteed Serial ESOP Notes. "Fixed charges" represents gross interest (which includes gross interest on the Guaranteed Serial ESOP Notes and capitalized interest) plus one-third of rentals (except for the nine months ended March 31, 1998 where one half of the rentals were added into "Fixed Charges"), which is considered representative of the interest factor.

                                     NINE MONTHS ENDED
        YEAR ENDED JUNE 30,              MARCH 31,
  --------------------------------   -----------------
  1993   1994   1995   1996   1997    1997      1998
  ----   ----   ----   ----   ----   -------   -------
  (1)    (1)    1.69   1.43   3.05    3.29      3.06

(1) Earnings for the fiscal years ended June 30, 1993 and 1994 were inadequate to cover fixed charges. Additional earnings of $728.0 million for the fiscal year ended June 30, 1993 and $707.0 million for the fiscal year ended June 30, 1994 would have been necessary to bring the ratio to 1.0 in the respective periods.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be issued under an Indenture, dated as of May 1, 1991 (the "Indenture"), between the Company and The Bank of New York, successor to The Citizens and Southern National Bank of Florida, as Trustee (the "Trustee"), a copy of which is incorporated by reference as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms capitalized in this Prospectus. Wherever particular Sections or Articles or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated herein or therein by reference.

     The term "Securities," as used under this caption, refers to all securities issued under the Indenture and includes the Debt Securities.

     The Securities may be issued from time to time in one or more series. The particular terms of each series of Securities offered by any Prospectus Supplement or Prospectus Supplements will be described in such Prospectus Supplement or Prospectus Supplements relating to such series.

     All references to the Securities or Debt Securities under this caption refer to Securities or Debt Securities issued in fully registered form without coupons. However, the Indenture permits the issuance of Securities in bearer form with or without coupons attached. If any of the Securities are issued in bearer form, the Prospectus Supplement relating to such Securities in bearer form will describe the terms and provisions of, and the tax considerations relating to, such Securities in bearer form.

GENERAL

     The Indenture does not limit the aggregate amount of Securities which may be issued thereunder, and Securities may be issued thereunder from time to time in separate series up to the aggregate amount from time to time authorized by the Company for each series. The Securities will be unsecured and unsubordinated obligations of the Company and will rank equally and ratably with other unsecured and unsubordinated indebtedness of the Company.

     The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Debt Securities ("Offered Securities") in respect of which this Prospectus is being delivered: (1) the title of the Offered Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) whether the Offered Securities are to be issuable in registered form or bearer form, or both; (4) whether any of the Offered Securities are to be issuable in whole or in part initially in temporary global form and whether any of the Offered Securities are to be issuable in permanent global form and, if so, the terms and conditions, if any, upon which interests in such Securities in global form may be exchanged, in whole or in part, for the individual Securities represented thereby; (5) the person to whom any interest on any Offered Security of the series shall be payable if other than the person in whose name the Security is registered on the Regular Record Date; (6) the date or dates on which the Offered Securities will mature; (7) the rate or rates at which the Offered Securities will bear interest, if any; (8) the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest on the Offered Securities will be payable and the Regular Record Date for any Interest Payment Date; (9) each office or agency where the principal of, or premium, if any, and interest on the Offered Securities will be payable and each office or agency where the Offered Securities may be presented for registration of transfer or exchange; (10) the period or periods within which, the events upon the occurrence of which, and the price or prices at which, the Offered Securities may, pursuant to any optional or mandatory provisions, be redeemed or purchased, in whole or in part, by the Company and any terms and conditions relevant thereto; (11) the obligation of the Company, if any, to redeem or repurchase the Securities at the option of the Holders; (12) the denominations in which any Offered Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (13) the currency or currencies, including composite currencies, of payment of principal of and any premium and interest on the Offered Securities if other than U.S. dollars and whether the Company or the Holders may elect to receive payments in respect of the Securities in a coin or currency other than that in which the Securities are stated to be payable; (14) any index or formula used to determine the amount of payments of principal of and any premium and interest on the Offered Securities; (15) if other than the principal amount thereof, the portion of the principal amount of the Offered Securities of the series which will be payable upon declaration of the acceleration of the Maturity thereof; (16) any Events of Default with respect to the Securities of such series, if not otherwise set forth under "Events of Default"; (17) the applicability of the provisions described under "Defeasance"; and (18) any other terms of the Offered Securities not inconsistent with the provisions of the Indenture (Section 301).

     Securities may be issued at a discount from their principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     If the purchase price of any of the Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of, premium, if any, and interest on any series of Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

     Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will not have the benefit of any covenants that limit or restrict the Company's business or operations, the pledging of the Company's assets or the incurrence of indebtedness by the Company. Further, unless otherwise indicated in the Prospectus Supplement, the Debt Securities will not have the benefit of any covenants that afford Holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect Holders of Debt Securities.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest on the Securities will be payable, and the exchange of and the transfer of Securities will be registerable, at the office or agency of the Company in the City of Atlanta, Georgia maintained for such purpose and at any other office or agency maintained for such purpose, except that, at the option of the Company, interest may be paid by mailing a check to the address of the Person entitled thereto as it appears on the Security Register. (Sections 301, 305 and 1002) Unless otherwise indicated in the applicable Prospectus Supplement, the Securities will be issued in denominations of $1,000 or integral multiples thereof. (Section 302) No service charge will be made for any registration or transfer or exchange of the Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305)

     All monies paid by the Company to a Paying Agent for the payment of principal of, premium, if any, or interest on any Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to the Company and thereafter the Holder of such Security may look only to the Company for payment thereof. (Section 1003)

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depositary or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary and except in the circumstances described in the applicable Prospectus Supplement. (Sections 204 and 305)

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Securities or by the Company, if such Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominees for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities of such series in certificated form and will not be considered the Holders thereof for any purposes under the Indenture. (Sections 204 and 305) Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     The Indenture provides that the Depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under the Indenture. (Section 104) The Company understands that under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal of, premium, if any, and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

EVENTS OF DEFAULT

     The following are Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or premium, if any, on any Debt Security of that series when due, continued for five Business Days; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, continued for five Business Days, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (e) a default under any evidence of indebtedness for money borrowed by the Company or a Restricted Subsidiary (including a default with respect to Debt Securities of any other series) or under any instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or a Restricted Subsidiary (including the Indenture), whether such indebtedness exists as of the date of the Indenture or is thereafter created, which default (i) results from the failure by the Company or any Restricted Subsidiary to pay the principal amount due upon the final stated maturity of such indebtedness in an amount in excess of $75 million after the expiration of any applicable grace period, or (ii) results in the acceleration of such indebtedness in an amount in excess of $75 million, in either case, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within 10 days, after written notice to the Company by the Trustee or by the Holders of at least 25% in principal amount of the Outstanding Securities of such series as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501) If an Event of Default with respect to Outstanding Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series or such specified amount to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502) For information as to waiver of defaults, see "Modification and Waiver" below.

     "Subsidiary" is defined to mean a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. "Restricted Subsidiary" is defined to mean any Subsidiary substantially all of the property and operations of which are located in the United States and which owns a Principal Property, except a Subsidiary which is primarily engaged in the business of a finance company. "Principal Property" is defined to include any aircraft, and any aircraft engine installed in any aircraft, that has 75 or more passenger seats, whether now owned or hereafter acquired by the Company or any Restricted Subsidiary. (Section 101).

     The Indenture provides that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. (Sections 601 and 603) Subject to certain provisions, including those requiring security or indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

     No holder of a Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity to the Trustee, to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Security for the enforcement of payment of the principal of, or premium, if any, or interest on such Security on or after the applicable due date specified in such Security. (Section 508)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of its obligations under the Indenture and as to any default in such performance. (Section 1004) The Indenture provides that the Trustee may withhold notice to the Holders of the Debt Securities of any series of the default (except in the case of a default in the payment of the principal of, premium, if any, or interest on any Debt Securities of such series or in the payment of any sinking fund installment with respect to Debt Securities of such series) if the Trustee considers it in the interest of the Holders of the Debt Securities to do so. (Section 602)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:
(a) change the Stated Maturity of
the principal of, or any installment of principal of, or interest on, any Debt Security; (b) (unless otherwise provided in the applicable Prospectus Supplement) reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption of, any Debt Security; (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof; (d) change the place or currency of payment of principal of, premium, if any, or interest on any Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; or (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

     The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain covenants of the Indenture. (Section
1006) The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all Debt Securities of that series, waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of, premium, if any, or interest on, any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 513)

     Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of any Holders of Outstanding Debt Securities, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any Person, and any other Person may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, the Company, provided (a) that the Person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is a Person organized and existing under the laws of any United States jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indenture, (b) that after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing, and (c) that certain other conditions are met. (Article Eight)

DEFEASANCE

     Unless otherwise indicated in the applicable Prospectus Supplement with respect to the Debt Securities of a series, the Company, at its option, (i) will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, and to maintain paying agents and hold moneys for payment in trust) or (ii) need not comply with any covenants that are specified in a Prospectus Supplement, and the occurrence of an event described under clause (d) with respect to any defeased covenant and clause (e) of the "Events of Default" shall no longer be an Event of Default if, in each case, the Company deposits with the Trustee, in trust, money or U.S. Government Obligations that through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of (and premium, if any) and any interest on the Debt Securities of such series on the dates such payments are due (which may include one or more redemption dates designated by the Company) in accordance with the terms of such Debt Securities. Such a trust may only be established if, among other things, (a) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit, (b) in the event of a defeasance of the type described in clause (i) above, no Event of Default described under clause (f) of "Events of Default" above or event which with the giving of notice or lapse of time, or both, would become an Event of Default described under such clause

(f) shall have occurred and be continuing at any time during the period ending on the 91st day following such date of deposit, and (c) the Company shall have delivered an Opinion of Counsel to the effect that the Holders of the Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit or defeasance and will be subject to federal income tax in the same manner as if such defeasance had not occurred.

     In the event the Company omits to comply with its remaining obligations under the Indenture after a defeasance of the Indenture with respect to the Debt Securities of any series as described under clause (ii) above and the Debt Securities of such series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments. (Article Thirteen)

GOVERNING LAW

     The Indenture and the Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 112)

REGARDING THE TRUSTEE

     The Trustee and certain of its affiliates are the trustees under a number of other indentures qualified under the Trust Indenture Act of 1939, as amended (the "Indenture Act"), in respect of which the Company is the obligor with respect to certain unsecured debt securities and are the trustees under a number of indentures qualified under the Indenture Act in respect of which the Company is the lessee of the equipment that constitutes the collateral for the debt obligations issued pursuant to such indentures. Affiliates of the Trustee are also the trustees under one or more indentures with the Company that have not been qualified under the Indenture Act. Upon the occurrence of an Event of Default, or any event of default under such other indenture, the Trustee may be deemed to have a conflicting interest with respect to the Securities for purposes of the Indenture Act and, accordingly, may be required to resign as Trustee under the Indenture.

     The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. (Section 613) The Trustee will be permitted to engage in certain other transactions; however, if it acquires any conflicting interest it must eliminate such conflict or resign. (Section 608)

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through underwriters and also may sell Debt Securities directly to other purchasers or through agents.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters or agents may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

     Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Securities is not at the time of delivery prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     Unless otherwise indicated in the applicable Prospectus Supplement, Delta does not intend to apply for the listing of any Debt Securities on a national securities exchange. If any Debt Securities are sold to or through underwriters, dealers or agents, the underwriters, dealers or agents may make a market in such Debt Securities, as permitted by applicable laws and regulations. No underwriter, dealer or agent would be obligated, however, to make a market in such Debt Securities, and any such market-making could be discontinued at any time at the sole discretion of the underwriter, dealer or agent. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, such Debt Securities.

     Certain of the underwriters or agents and their associates may be customers of, engage in transactions with, and perform services for, the Company in the ordinary course of business.

                        VALIDITY OF THE DEBT SECURITIES

     Unless otherwise indicated in the applicable Prospectus Supplement, the validity of the Debt Securities offered hereby will be passed upon for the Company by King & Spalding, Atlanta, Georgia, and for any agents, dealers or underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedules included or incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 and incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for postemployment benefits effective July 1, 1994 as discussed in Note 10 to the consolidated financial statements.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $500,000,000
                             [DELTA AIRLINES LOGO]
                         8 1/8% NOTES DUE JULY 1, 2039

   -------------------------------------------------------------------------
                             PROSPECTUS SUPPLEMENT
   -------------------------------------------------------------------------

                               JOINT BOOKRUNNERS

MERRILL LYNCH & CO.                                   MORGAN STANLEY DEAN WITTER

                               ------------------

                           A.G. EDWARDS & SONS, INC.

                              GOLDMAN, SACHS & CO.

                                PAINEWEBBER INC.

                             PRUDENTIAL SECURITIES

                              SALOMON SMITH BARNEY

                               ------------------

                        INTERNET DISTRIBUTION OFFERED BY
                           DISCOVER BROKERAGE DIRECT

                                 JULY 14, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------